Exhibit 4.2

RLX TECHNOLOGY INC.

Number	Class A Ordinary Shares

Incorporated under the laws of the Cayman Islands

Share capital is US$150,000 divided into 15,000,000,000 shares comprising of
(i) 12,000,000,000 Class A Ordinary Shares of a par value of US$0.00001 each
(ii) 1,500,000,000 Class B Ordinary Shares of a par value of US$0.00001 each and
(iii) 1,500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated)
as the board of directors may determine in accordance with Article 9 of the Articles

THIS IS TO CERTIFY THAT                                                                        is the registered holder of                                                    Class A Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the                          day of                                               by:

DIRECTOR